Exhibit 99.1

Contact:    Daniel C. Dunn
Chief Financial Officer
(314) 771-2400

Allied Healthcare Net Income Increases

ST. LOUIS, NOVEMBER 7, 2008 – Allied Healthcare Products Inc. (NASDAQ: AHPI) reported that its net income for the first quarter ending September 30 increased 139 percent, from about $87,000 last year, or about 1 cent per share, to about $208,000 in the current quarter, or about 3 cents per share, primarily on increased sales.

Net sales for the first quarter of the company’s 2009 fiscal year improved by about 2.4 percent, or $340,000 to $14.4 million. Actual orders for the quarter were only slightly ahead of last year. However, Allied increased net sales by working down its backlog of orders.

While prices for commodities such as sheet steel and brass increased more than 6 percent over last year’s average costs, Allied achieved price reductions for non-commodity items such as electronics and plastic components that helped offset the increases in commodity prices, enhancing margins. Selective price increases totaling about 2 percent over the previous year also boosted Allied margins.

Allied introduced the first in a line of mass casualty ventilators in October. The devices, designed specifically for use in pandemics, natural disasters or terrorist attacks, will be launched throughout the 2009 fiscal year.

Allied Healthcare Products, Inc. manufactures a variety of respiratory products used in the healthcare industry in a range of hospital and alternate care site settings including sub-acute care facilities, home healthcare and emergency medical care. The Company’s product lines include respiratory care products, medical gas equipment and emergency medical products. Its products are marketed to hospitals, hospital equipment dealers, hospital construction contractors, home healthcare dealers and emergency medical products dealers.

“SAFE HARBOR” STATEMENT: Statements contained in this release that are not historical facts or information are “forward-looking statements.” Words such as “believe,” “expect,” “intend,” “will,” “should,” and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company’s operations and properties as discussed in its periodic filings with the Securities and Exchange Commission. The Company cautions that any forward-looking statement contained in this report reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

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ALLIED HEALTHCARE PRODUCTS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

	Three months ended September 30,
	2008	2007

Net sales	$14,441,011	$14,101,618
Cost of sales	10,939,957	10,934,605

Gross profit	3,501,054	3,167,013

Selling, general and administrative expenses	3,183,587	3,042,969

Income from operations	317,467	124,044

Interest income	(30,659)	(40,769)
Other expense, net	12,067	15,150
	(18,592)	(25,619)

Income before provision for income taxes	336,059	149,663

Provision for income taxes	127,702	62,597
Net income	$208,357	$87,066

Basic and diluted earnings per share	$0.03	$0.01

Weighted average common shares
Outstanding - Basic	7,891,232	7,883,577

Weighted average common shares
Outstanding - Diluted	8,132,931	8,106,796

ALLIED HEALTHCARE PRODUCTS, INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

	September 30, 2008	June 30, 2008
ASSETS
Current assets:
Cash and cash equivalents	$4,124,456	$6,149,015
Accounts receivable, net of allowances of $300,000	6,372,369	6,441,683
Inventories, net	12,776,424	12,046,450
Other current assets	554,744	394,975
Total current assets	23,827,993	25,032,123
Property, plant and equipment, net	11,174,253	10,542,573
Goodwill	15,979,830	15,979,830
Other assets, net	700,267	703,328
Total assets	$51,682,343	$52,257,854

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,726,387	$2,590,804
Other accrued liabilities	2,124,890	2,960,334
Deferred income taxes	523,226	500,238
Deferred revenue	690,000	690,000
Total current liabilities	6,064,503	6,741,376

Deferred revenue	2,005,000	2,177,500

Commitments and contingencies

Stockholders' equity:
Preferred stock; $0.01 par value; 1,500,000 shares authorized; no shares issued and outstanding	-	-
Series A preferred stock; $0.01 par value; 200,000 shares authorized; no shares issued and outstanding	-	-
Common stock; $0.01 par value; 30,000,000 shares authorized; 10,204,819 and 10,188,569 shares issued at September 30, 2008 and June 30, 2008, respectively; 7,901,327 and 7,885,077 shares outstanding at September 30, 2008 and June 30, 2008, respectively	102,048	101,886
Additional paid-in capital	47,589,427	47,524,084
Retained earnings	16,652,793	16,444,436
Less: treasury stock, at cost; 2,303,492 shares at
September 30, 2008 and June 30, 2008, respectively	(20,731,428)	(20,731,428)
Total stockholders' equity	43,612,840	43,338,978
Total liabilities and stockholders' equity	$51,682,343	$52,257,854